UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Sections 13 and 15(d)

of the Securities Exchange Act of 1934.

Commission File Number: 001-32223

STRATEGIC HOTELS & RESORTS, INC.

(BRE Diamond Hotel LLC as successor by merger to Strategic Hotels & Resorts, Inc.)

(Exact name of registrant as specified in its charter)

200 West Madison Street, Suite 1700

Chicago, Illinois 60606-3415

(312) 658-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, BRE Diamond Hotel LLC, as successor by merger to Strategic Hotels & Resorts, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 28, 2015

BRE DIAMOND HOTEL LLC
(as successor by merger to Strategic Hotels & Resorts, Inc.)

By:	/s/ Paula C. Maggio
Name:	Paula C. Maggio
Title:	Executive Vice President, General Counsel & Secretary